Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

111 W. Monroe St. Chicago, IL 60603

July 10, 2007

Dear Ozaukee Bank employee,

What an exciting day this is for both Harris and Ozaukee Bank. Today’s announcement that Harris’ parent company, BMO Financial Group, has agreed to purchase Ozaukee Bank signals an important step in the evolution of both of our companies. For Ozaukee Bank, your customers will gain access to the broad resources of the Harris organization while at the same time ensuring they continue to be served by the people who have cared for them for years – you. For Harris, this is a significant step toward our goal to be the leading personal and commercial bank in the Midwest. Plus, we’re thrilled to bring our community-focused, customer-oriented approach to financial services to Wisconsin.

Harris is proud to be celebrating its 125th anniversary this year. Throughout our history, Harris has been committed to serving our customers and our communities by providing top-notch financial products and services designed to meet the needs of individuals, businesses and mid-market corporations. We believe that, as you and the Ozaukee Bank customers come to know us, you’ll be pleased with the breadth and depth of solutions we offer as well as our commitment to creating a truly exceptional customer experience. We’re confident because, when measured against our peers, we have some of the highest customer loyalty scores in the industry for both our personal and business banking groups.

We know news like today’s can leave you with many questions and we want to help put your mind at ease a bit about what the future holds. That’s why in the pages of this booklet, you’ll find some information about Harris, what you can expect as we move toward completing this transaction and the answers to some commonly asked questions. One of the important things to note is that over the past several years, we have worked hard to create a process that will help all of us bring our two companies together in a thoughtful and careful way, designed to ensure as little disruption to you and your customers as possible.

On behalf of everyone at Harris, we are excited to welcome you to our family and we look forward to introducing you to our great company in the weeks to come.

Warmest regards,

Ellen Costello

Chief Executive Officer

Harris Bankcorp, Inc.

Harris N.A.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS DO NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

These materials include forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.

Employee Q&A

1.	What is happening?

Today Ozaukee Bank along with Harris and BMO Financial Group announced the signing of an agreement to acquire Ozaukee Bank, and extend Harris’ branch-banking services into Wisconsin.

2.	Who is Harris N.A.?

Harris N.A., with about $42 billion in assets and more than 230 branches, is one of the largest community bank networks in Illinois and has a significant presence in Northwest and Central Indiana. Additionally, the Harris organization has wealth management offices from coast-to-coast. The Harris businesses are part of BMO Financial Group, which was founded in 1817 as Bank of Montreal. With US$312 billion in assets, BMO is a highly diversified financial services company.

3.	How does the sale affect Ozaukee Bank?

This is a great opportunity for Ozaukee Bank, its employees and customers.

Ozaukee Bank’s leadership determined Harris is the right partner because we share a similar community banking model with a focus on customer service and active engagement with the markets we serve.

Harris has grown a lot in the last five years too, and has a good understanding of what it takes to have a smooth integration of two organizations.

For employees, this means you will still serve your customers in much the same way as you do today. You’ll enjoy the advantages inherent in belonging to a much larger organization coupled with the continued focus on highly personalized service and community involvement.

For your customers, they will continue to receive the same great service from you. Plus, after Ozaukee Bank customer data is migrated to the Harris platform (a process Harris calls “conversion”), customers will have access to a much broader array of products and services and added convenience.

4.	What should I tell customers about this deal?

We have prepared some talking points to use if you get questions from customers. The important thing to note is that the transaction will not be finalized until late 2007 and the conversion will take place thereafter. Nothing will change for customers between now and closing and very little will be different until the systems conversion is complete. We’ll provide consistent and frequent communication to customers once the transaction closes and we’ll keep you well informed along the way.

5.	When will the acquisition close?

This transaction is expected to close in late 2007, subject to receipt of approvals from regulators and Ozaukee Bank shareholders.

Employee Q&A, Page 2

6.	What types of regulatory approval do we need?

Approval is required by U.S. and Canadian banking regulators. As well, the Securities and Exchange Commission must approve the registration of the shares of BMO stock that will be issued in the transaction.

7.	What will this mean for customers?

Once the conversion takes place, customers will have access to a broader array of products:

•	the full range of services for small business and commercial mid-market companies, including cash management

•	a comprehensive suite of personal financial management services including wealth management

•	access to a premier North American investment bank.

Customers also will have access to Harris’ advanced call center, its entire branch network and Internet support, including online banking.

8.	Will the name of our bank change?

We will change the name of the bank to Harris, although timing is still to be determined. Our brand has a great history and a solid reputation and we believe customers will find there is a lot of power behind the Harris name.

9.	How can we continue to provide our customers with the level of care and respect they’re used to as part of a bigger company?

Harris has a reputation for quality customer service, so the level of attention customers receive will not diminish. Harris maintains a structure of local management to ensure decisions are made taking full account of the impact on the community. In the coming weeks, we will put a leadership structure for Wisconsin in place.

Once the conversion takes place, additional customer resources will be available, such as Harris Online Banking. Through this electronic channel, customers can perform banking transactions, including paying bills and reviewing account details, at their convenience. This Internet-based system also is available to customers 24 hours a day, and the call center will provide customers with Internet support.

Furthermore, Harris is staffed with individuals at its call center who have the knowledge and expertise to tend to customers’ financial needs. They can provide customers with information about various banking products available, as well and answer questions and route calls to the appropriate areas for prompt attention.

Harris continually explores new avenues to enhance the customer experience and to ensure all of its employees are equipped to deliver on our promise: Harris. We’re Here to Help.

Employee Q&A, Page 3

10.	Can you tell me more about the Harris organizational structure?

Ellen Costello is Chief Executive Officer, Harris Bankcorp, Inc., and is directly responsible for the personal and commercial banking business in the U.S., which are known internally as Harris Community Banking. After conversion, the Ozaukee Bank banks will join that group.

Tim Crane is President, Harris Community Banking, and oversees the personal segments, while Peter McNitt is Vice Chair and Head of Business Banking.

Harris has divided its network into four districts – north, central, south and west – with a District Executive accountable for the market. The districts are further divided into regions. Today, Harris has 23 regions, each headed by a Regional President, to ensure we retain the local leadership we believe is a critical to our success.

As we work toward integrating our companies, we will put a similar structure in place in Wisconsin.

11.	What does it mean for me? Will I keep my job?

In the coming weeks, we’ll be looking at the right structure for integrating our two companies and we’ll have more to share on roles and responsibilities.

12.	What about benefits or vacation eligibility?

Harris offers a broad array of benefits programs, including pension and 401(k) plans. Also part-time employees (regularly scheduled to work 20 hours or more a week) are eligible for most benefits. You will receive more specific information on benefits and human resources policies, such as vacation and holidays, in the coming weeks when Harris holds orientation sessions to answer your questions.

13.	Will our customers be able to bank at all Harris locations? Will Harris customers be able to bank at our locations?

Yes, once the conversion is completed, Ozaukee Bank and Harris customers will be able to conduct financial transactions at any of the Harris locations in Illinois, Indiana and Wisconsin, or at any Harris-branded ATMs.

14.	Will our products and services change?

After conversion, we will be offering the full suite of Harris products and services. Ozaukee Bank customers will continue to receive the same quality service, enhanced by the broader capabilities of Harris.

15.	Where can I go for more information?

The pages of this booklet give you a glimpse at Harris. Later this month, Harris will conduct information sessions that will give you the chance to ask questions. In August you’ll begin to receive the Inside Harris newsletter, which is designed to introduce you to Harris, its people and its approach to serving customers and employees.

Timeline of Acquisition Activities

ACTIVITY	ESTIMATED TIMEFRAME
Information Sessions for All Employees

• General Introduction to Harris • Learn More About What To Expect • Overview of What’s Next	Early August

Benefits Information Packets Distributed	Late August

Inside Harris Newsletter produced specifically for employees of acquired companies.	Beginning in August

Orientation Sessions	Mid September

Benefits Enrollment	September

Transaction completed	November 2007 (upon receipt of necessary approvals)

Systems Conversion Date	TBD following closing date

Training	Various HR and functional training will take place as appropriate

Customer Talking Points

NOT FOR DISTRIBUTION	FOR INTERNAL USE ONLY

1.	What was announced?

Ozaukee Bank has entered into an agreement to be acquired by the parent company of Chicago-based Harris.

2.	Why didn’t you tell me the bank was for sale?

It’s very common for bank management to keep these proceedings confidential. But it’s important to note that this news doesn’t change our commitment to serving you, our customers.

3.	Who is Harris?

Harris was founded in 1882 in Chicago as an investment company and has offered trust and banking services since 1907. It has about 230 branches and about $42 billion in deposits. Harris already has locations in Chicago and its suburbs, as well as Central and Northwest Indiana.

4.	Why did you decide to sell the bank?

A lot has changed in the banking industry. We knew that to deliver the best to you, we had to find a strong partner. We’re happy to say that Harris is a company that is committed to community involvement, local management and customer service – all things that are important to us too.

5.	When will I see changes to my account?

Not for a while. The transaction won’t be completed until sometime later this year and then we’ll work with Harris to convert to their customer systems platform. But you’ll be kept informed along the way when any changes are coming.

6.	Will employees keep their jobs?

For now, there are no changes. We know there’s work to do to bring these companies together. But one thing is true: our bank and Harris are both committed to exceptional service for you.

7.	Will they close branches?

For now, there are no changes. But we know Harris will keep you informed and is committed to ensuring we maintain our strong customer service focus.

8.	What do you think about this?

This is great news for our customers. Harris shares our commitment to customer service and we’re confident we have a great future.

July 2007

Harris History

The history of the Harris organization reflects the changing dynamic of our country over the last 125 years. Harris was founded in Chicago in 1882 as N.W. Harris & Co., an investment company primarily engaged in selling bonds to fund westward expansion.

In 1907, N.W. Harris, the company founder, realized that he needed to do something with the assets he was holding on behalf of investors so he incorporated as Harris Trust and Savings Bank, a name that stood in Chicago until 2005, when we consolidated our charter structure into one entity: Harris National Association (N.A.). One unified national bank charter provided our organization with the flexibility needed to foster our growth plans, including expansion beyond our traditional Chicago-area base.

Given the history of banking laws, particularly in Illinois, Harris is an organization built largely through acquisition (see timeline). In 1984, we were acquired by BMO Financial Group, a Toronto-based company founded as Bank of Montreal in 1817. BMO (pronounced BEE-moe), opened its first permanent U.S. agency in New York in 1859 and followed with a permanent agency in Chicago in 1861. Harris was a well-respected commercial and wealth bank when it was purchased by BMO in 1984. Since then, Harris has grown to be a dominant Chicago-based bank known for high levels of customer service and strong ties to the community, as well as its founding principles of honesty and fair dealing. These attributes continue to be at the core of what Harris stands for today and compliment our purpose of building lasting relationships through exceptional service.

Through acquisition and new branch openings, Harris has grown to more than 230 locations in Chicago and its suburbs, as well as Central and Northwest Indiana. Additionally, the organization has wealth management offices in Arizona, California, Florida, Georgia, Virginia and Washington. It also offers investment banking through the North American business BMO Capital Markets, which operates in the U.S. in California, Illinois, New York and Texas.

At Harris, our goal is to be the leading personal and commercial bank in the Midwest. We’ll do that by delivering a consistently superior customer experience, building lasting relationships with our customers, ensuring the personal and professional development of our employees and being a strong partner to the communities we serve.

Harris Facts

Founded	1882 as N.W. Harris & Co.

Established as a bank	1907 as Harris Trust and Savings Bank

Established under current charter	2005 as Harris N.A.

Parent Company	BMO Financial Group, Toronto, Canada

U.S. Holding Company	Harris Financial Corp.

Bank Holding Company	Harris Bankcorp, Inc.

Chief Executive Officer	Ellen Costello
Harris Bankcorp, Inc.

Headquarters	111 W. Monroe St.
Chicago, Illinois 60603

Branches	232 in Chicago and its suburbs as well as Central and
Northwest Indiana.

ATMs	586

Affiliated Businesses and Divisions	Harris Private Bank
Harris myCFO Inc.
Harris Investor Services, Inc.
Harris Investment Management, Inc.
BMO Capital Markets, Corp.

Additional Affiliated Locations	Arizona California
Florida Georgia
New York New Jersey
Texas Virginia
Washington

Asset information

Harris N.A.	$42.5 billion
Harris Bankcorp., Inc.	$44.5 billion
BMO Financial Group – U.S.	$101 billion
BMO Financial Group	$312.4 billion
U.S. Dollars

Regulators	Office of the Comptroller of Currency (for Harris N.A.)

Federal Reserve Bank of Chicago (for Harris Financial Corp.)

Number of employees	6,958*

*	Total number of employees across U.S. businesses

As of 04.30.2007

Harris Timeline

1882	N.W. Harris & Co. formed by Norman Wait Harris as an investment-banking firm.

1907	Harris Trust and Savings Bank formed.

1960	Harris merged with Chicago National Bank.

1972	Harris restructured as Harris Bankcorp, Inc.

1976	Opened Scottsdale, Arizona, office.

1979	Opened West Palm Beach, Florida, office.

1982	Harris Bankcorp acquired its first community bank.

Opened Sun City, Arizona, office.

1984	BMO Financial Group, then known as Bank of Montreal, acquired Harris Bankcorp, Inc.

1985	Acquired First National Bank of Barrington in Illinois.

Opened Tucson, Arizona, office.

1988	Acquired State Bank of St. Charles and First National Bank of Batavia in Illinois.

1989	Opened Sarasota, Florida, office.

1990	Acquired Libertyville Federal Savings Bank and Loan and Frankfort Bancshares in Illinois.

1994	Harris Bankcorp and Suburban Bancorp combined under the Harris name.

1994-1996	Opened 14 new Chicagoland branches.

1996	Acquired 54 Chicagoland branches from Household Bank bringing 250,000 new customers.

1997	Opened Pinnacle Peak, Arizona, office.

1999	Opened Vero Beach, Florida, office.

1999-2000	Opened 3 Chicagoland branches.

2000	Acquired Village Bank of Naples in Florida and Century Bank in Arizona.

Opened 2 new Chicagoland branches.

2001	Acquired First National Bank of Joliet in Illinois, adding 18 branches and 65,000 clients.

Opened office in the Biltmore area of Phoenix, Arizona.

Opened 1 new Chicagoland branch.

2002	Acquired Northwestern Trust and Investors Advisory Company in Seattle, Washington.

Opened Bellevue, Washington, office.

Harris myCFO Inc. is formed after the acquisition of family office and investment advisory services assets from myCFO Inc.

Opened 1 new Chicagoland branch.

2003	Acquired Sullivan, Bruyette Speros & Blayney Inc., a wealth advisory business.

Combined Gerard Klauer Mattison (GKM), a New York-based equity research, sales and trading boutique, with Harris Nesbitt.

Opened 9 new Chicagoland branches.

2004	Acquired Lakeland Community Bank in Round Lake and New Lenox State Bank in Will county in Illinois.

Opened 11 new Chicagoland branches.

Acquired Mercantile Bancorp. Inc. based in Hammond, Indiana, adding 19 branches.

2005	Opened 8 new Chicagoland branches.

Acquired Villa Park Trust and Savings Bank in Illinois.

Consolidated 26 bank charters into Harris N.A., retired Harris Trust and Savings Bank name.

2006	Opened branches in Chicago, Addison, and Channahon, Illinois, giving us 202 Chicago-area locations.

Harris Nesbitt and BMO Nesbitt Burns investment banking units combine to form BMO Capital Markets.

2007	Harris celebrates 125th anniversary

Acquired First National Bank & Trust in Central Indiana, adding 32 branches.

Opened second Evanston branch.

Announced intent to acquire Merchants & Manufacturers BanCorp in Wisconsin.

Bios

Ellen Costello

Chief Executive Officer

Ellen Costello is Chief Executive Officer for Harris Bankcorp, Inc., a large regional retail, business and wealth bank serving more than one million personal and business customers in and around the Chicago area through its network of more than 230 branches. Harris is part of Toronto-based BMO Financial Group, one of North America’s leading financial services providers. Costello is responsible for carrying out the strategy of the U.S. Personal and Commercial business, namely to profitably grow our business from within and through acquisition.

Prior to joining Harris, Costello was with BMO Financial Group’s Investment Banking Group as Vice Chair and head of Securitization, Credit Investment Management and Merchant Banking groups. In addition, she led the New York office, working in collaboration with the Investment Banking Group’s executive team on strategy and governance for its U.S. based businesses.

After joining BMO Financial Group in 1983, Costello held progressively senior positions in Corporate Banking and Treasury; including leadership positions in Derivatives and as Regional Treasurer, in Asia. In 1995, she was responsible for strategy development as Senior Vice President and Deputy Treasurer; and in 1997, was appointed Executive Vice President, Global Treasury Group, responsible for the Foreign Exchange, Financial Products, Money Markets, Loan Syndication/Trading and Managed Futures businesses. In 2000, she was named head of Securitization and Credit Investment Management; in 2003, head of BMO Capital Markets, New York; and in 2006, assumed responsibility for Merchant Banking.

Costello has BBA from St. Francis Xavier University and an MBA from Dalhousie University. She is on the boards of directors for United Way of Metropolitan Chicago, the Chicago Public Education Fund, After School Matters, Chicago Community Trust and the Board of Governors of St. Francis Xavier University. She is a member of the Chicago Network, the Civic Committee of the Commercial Club of Chicago, The Chicago Club, Executives Club of Chicago, Economic Club of Chicago and the Financial Services Roundtable.

Timothy Crane

President, Harris Community Banking

Tim Crane is President, Harris Bankcorp, Inc. and Harris Community Banking. He is responsible for its network of more than 230 banking locations throughout Illinois and Indiana. In addition, he is responsible for the bank’s nationwide automobile financing business, its consumer lending/mortgage business and its retail brokerage business.

Crane began his banking career with Harris in 1984 and most recently was Executive Vice President, Chicagoland - North Division and he also had responsibility for the bank’s automobile financing business and its consumer lending/mortgage business. Previously, he worked in Harris’ Commercial Lending, Cash Management and Marketing divisions, and he served as head of the Consumer Lending/Mortgage Group. During his tenure, his work responsibilities have encompassed activities in the Canadian and Mexican banking markets.

Crane serves on the board of directors for Metropolitan Family Services, one of Chicago’s largest social service agencies and the Metropolitan Planning Council, which serves Northern Illinois. Crane is a member of the Financial Services Roundtable and serves on the Consumer Banker’s Association Government Relations Committee. He has been a speaker and instructor for various industry groups.

Crane earned a Bachelor of Science degree from the University of Illinois and an MBA from the University of Chicago. He has participated in continuing education programs at both Northwestern’s Kellogg School of Management and the Ivy School of Business in Toronto.

Peter McNitt

Vice Chairman, Harris Bankcorp, Inc.

Head of Business Banking

Peter McNitt is Vice Chair of Harris Bankcorp Inc., and is head of the Harris Business Banking Division, where he is responsible for developing and implementing local sales and service strategies for the Small Business and Lower Middle Market segments within the entire Chicagoland marketplace. He directs business growth strategies, including market share, customer loyalty and all aspects of portfolio management.

Peter most recently served as Executive Vice President, Business Banking Division, a position to which he was appointed in March 2003.

Peter’s career at Harris began in 1976 when he joined the Bank’s College Training Program. In 1978, he became a member of the Banking Department and was named a Commercial Banking Officer and an Assistant Vice President. Subsequently, he was elected Vice President and Manager of the Human Resource and Training Division of the Banking Department and then named Division Manager of one of the bank’s Middle Market Divisions. In 1986, he was named Division Manager of Midwest Banking’s Division A, serving Emerging Majors clients. In 1994, he was elected Senior Vice President and head of the Emerging Majors Midwest marketplace. In 1997, he was promoted to Executive Vice President in charge of Corporate Banking Midwest. In February 2000, Peter was named Executive Managing Director of the U.S. Investment Banking Group, where he served as co-head of the Chicago-based middle market investment and corporate bank.

Peter graduated from Amherst College and has attended Northwestern University’s Graduate School of Management and the Graduate School of Credit and Finance at Stanford University.

Peter is on the Board of Directors of Youth Guidance and Chicagoland Chamber of Commerce, and on the Board of Managers at the YMCA of Metropolitan Chicago. Peter is also a member of The Executives’ Club of Chicago and The Economic Club of Chicago.

Yasmin Bates

Executive Vice President

Community Affairs and Economic Development

Yasmin T. Bates is Executive Vice President for Community Affairs and Economic Development and is responsible for overseeing the company’s community investment and development activities in the Chicagoland area, upholding the Harris commitment to being an active and engaged corporate citizen.

Yasmin began her banking career with Harris in 1976 as a Commercial Banking Trainee. Within three years, Yasmin was elected a banking officer and promoted to Team Leader of the Cash Management Sales and Consulting staff. In 1981 she received the designation of Assistant Vice President and was promoted to Section Manager of Sales and Consulting.

In 1984, Yasmin created Harris’ Neighborhood Lending Program—one of the first programs of its type in the country. This program soon became the model from which other major banks would build their inner-city lending programs. Under her effective leadership thousands of housing units, small businesses and special purpose projects received rehabilitation funding.

In May of 1991, Yasmin was promoted to Vice President and Division Administrator of the newly created Metropolitan Banking Division. Her responsibilities expanded to include new business development and relationship management of small businesses with annual revenues of less than $5 million. This increased focus on small business generated significant growth in both conventional and Small Business Association loans.

Yasmin was promoted to President of Harris Chicago Community Bank in 1994, when she was charged with the task of growing the bank’s small business, community development and consumer loans and services throughout Chicagoland. In 1998, she was appointed President of the City Region and her responsibilities expanded to include strategically integrating the management of business segments across Chicago.

In 2003, Yasmin was appointed Executive Vice President, Chicagoland – South Division, which includes the City, Southwest, Southeast, Central and Far Southwest (Joliet) regions.

Yasmin is a board member of the Chicago Equity Fund (CEF), Community Investment Corporation (CIC), Glenwood School for Boys and The Network of Real Estate Professionals (NREP). She is a member of the University of Illinois Business Advisory Council, the University of Chicago’s Visiting Forum, and Urban Bankers Forum of Chicago. She also served on the Special Allocations Committee of the United Way of Chicago. Yasmin was appointed by Mayor Richard M. Daley to serve on the first Comprehensive Housing Affordability Strategy (CHAS) committee for the City of Chicago. Additionally, she served on the Fannie Mae National Advisory Board and the American Bankers Association (ABA) Community Development Committee.

A graduate of the University of Illinois, Yasmin holds a B.S. in Business Administration.

Mark Trembacki

Senior Vice President

Acquisition Integration and Alignment

Mark Trembacki is Senior Vice-President, Acquisition Integration and Alignment, Harris N.A.. In this role, Mark is responsible for the successful financial and strategic integration of companies acquired by Harris and parent company, Bank of Montreal, in the United States. In April 2006, Mark assumed the added role of Strategic Readiness Business Banking responsible for preparing business banking for future growth through acquisition and organic expansion from a people, process and technology perspective.

Prior to his current role, Mark was Vice-President and Senior Operational Risk Officer, BMO Financial Group and Senior-Vice President, Harris Bank. In this role, Mark had enterprise-wide responsibility for operational risk, including the development and implementation of the bank’s operational risk framework from both a qualitative and quantitative perspective.

Mark held various risk management roles at BMO Financial Group for eight years ranging from a credit officer role in the Corporate Bank to a senior operational risk capacity in Private Client and Investment Banking Groups. Prior to joining Risk Management, Mark spent ten years as a relationship manager in Corporate Banking in Chicago covering real estate investors and developers throughout the United States. Outside of BMO Financial Group, his experience includes public accounting as well as working for a large real estate investor / syndicator.

Mark is a graduate of the University of Illinois. As well, he holds an MBA in Finance from the University of Chicago. Mark is a Certified Public Accountant. Mark is also a trustee on the boards of the Chicago Metro History Education Center and Naperville Education Foundation, including Vice-Chair, Resource Development.